Exhibit A-2
(Unaudited)

Nicor Inc.
Consolidating Balance Sheet
December 31, 2002
(Millions)

	Nicor Inc.	Nicor Gas	Birdsall, Inc. (a)	Nicor Energy Ventures Company (b)
ASSETS				
Current assets				
Cash and cash equivalents	$ 0.9	$ 182.2	$ 17.4	$ 16.6
Short-term investments, at cost which approximates market	—	—	25.3	0.4
Receivables	92.2	393.1	32.4	52.2
Notes receivable — joint ventures	—	—	—	—
Gas in storage	—	18.6	—	33.7
Deferred gas costs	—	—	—	—
Deferred income taxes	2.5	31.4	1.0	—
Other	4.5	12.2	6.2	2.0
	100.1	637.5	82.3	104.9
Investments in continuing subsidiaries	1,424.5	—	—	—
Property, plant and equipment, at cost				
Gas distribution	—	3,558.1	—	—
Shipping	—	—	309.1	—
Other	0.2	—	—	5.4
	0.2	3,558.1	309.1	5.4
Less accumulated depreciation	0.2	1,910.1	164.7	1.0
	—	1,648.0	144.4	4.4
Prepaid pension costs	—	177.1	—	—
Other assets	14.6	82.2	96.1	6.4
	$ 1,539.2	$ 2,544.8	$322.8	$ 115.7

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Nicor Horizon, Inc.	Nonoperating Subsidiaries, Adjustments and Eliminations	Consolidated
ASSETS			
Current assets			
Cash and cash equivalents	$ 0.9	$ (142.8)	$ 75.2
Short-term investments, at cost which approximates market	—	—	25.7
Receivables	—	(102.5)	467.4
Notes receivable — joint ventures	—	—	—
Gas in storage	—	—	52.3
Deferred gas costs	—	—	—
Deferred income taxes	—	—	34.9
Other	—	27.3	52.2

		0.9		(218.0)		707.7
Investments in continuing subsidiaries		—		(1,424.5)		—
Property, plant and equipment, at cost						
Gas distribution		—		—		3,558.1
Shipping		—		—		309.1
Other		—		—		5.6
		—		—		3,872.8
Less accumulated depreciation		—		—		2,076.0
		—		—		1,796.8
Prepaid pension costs		—		—		177.1
Other assets		18.5		—		217.8
	$	19.4	$	(1,642.5)	$	2,899.4

(a)	From Birdsall, Inc. consolidated column on Exhibit A-5.
(b)	From Nicor Energy Ventures Company consolidated column on Exhibit A-8.

Note: Subsidiaries combined under "Other Subsidiaries" in Exhibits A-4 through A-9 aggregate less than 2% of Nicor Inc. consolidated assets or consolidated revenue.

Exhibit A-2
(Unaudited)

Nicor Inc.
Consolidating Balance Sheet
December 31, 2002
(Millions)

	Nicor Inc.	Nicor Gas	Birdsall, Inc. (a)	Nicor Energy Ventures Company (b)
LIABILITIES AND CAPITALIZATION				
Current liabilities				
Long-term obligations due within one year	$ —	$ 100.5	$ —	$ —
Short-term borrowings	744.5	315.0	22.5	38.7
Accounts payable	18.0	461.7	31.7	54.7
Accrued gas costs	—	67.3	—	—
Accrued mercury-related costs	—	5.0	—	—
Accrued dividends payable	20.3	21.1	—	—
Other	(22.4)	46.4	(10.5)	(0.3)
	760.4	1,017.0	43.7	93.1
Deferred credits and other liabilities				
Deferred income taxes	22.7	253.5	103.5	2.0
Regulatory income tax liability	—	62.2	—	—
Unamortized investment tax credits	—	37.5	—	—
Accrued mercury-related costs	—	18.4	—	—
Other	23.3	145.2	1.5	2.9
	46.0	516.8	105.0	4.9
Capitalization				
Long-term debt	—	396.2	—	—
Preferred stock				
Redeemable	4.3	5.6	—	—
Nonredeemable	—	1.4	—	—
Common stock	110.0	76.2	0.5	8.4
Paid-in capital	3.8	108.0	—	3.8
Retained earnings	621.3	424.5	173.6	5.4
Unearned compensation	(0.3)	—	—	—
Accum. other comprehensive income	(6.3)	(0.9)	—	0.1
	732.8	1,011.0	174.1	17.7
	$ 1,539.2	$ 2,544.8	$ 322.8	$ 115.7

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Nicor Horizon, Inc.	Nonoperating Subsidiaries, Adjustments and Eliminations	Consolidated
LIABILITIES AND CAPITALIZATION			
Current liabilities			
Long-term obligations due within one year	$ —	$ (0.5)	$ 100.0
Short-term borrowings	—	(805.7)	315.0
Accounts payable	0.3	(10.1)	556.3
Accrued gas costs	—	—	67.3

Accrued mercury-related costs	—	—	5.0
Accrued dividends payable	—	(21.1)	20.3
Other	(4.0)	25.5	34.7
	(3.7)	(811.9)	1,098.6
Deferred credits and other liabilities			
Deferred income taxes	4.3	0.1	386.1
Regulatory income tax liability	—	—	62.2
Unamortized investment tax credits	—	—	37.5
Accrued mercury-related costs	—	—	18.4
Other	—	(5.2)	167.7
	4.3	(5.1)	671.9
Capitalization			
Long-term debt	—	—	396.2
Preferred stock			
Redeemable	—	(5.6)	4.3
Nonredeemable	—	(1.4)	—
Common stock	1.0	(86.1)	110.0
Paid-in capital	16.5	(128.3)	3.8
Retained earnings	0.9	(604.5)	621.2
Unearned compensation	—	—	(0.3)
Accum. other comprehensive income	0.4	0.4	(6.3)
	18.8	(825.5)	1,128.9
	$ 19.4	$ (1,642.5)	$ 2,899.4

(a)   From Birdsall, Inc. consolidated column on Exhibit A-5.
(b)   From Nicor Energy Ventures Company consolidated column on Exhibit A-8.

Note: Subsidiaries combined under "Other Subsidiaries" in Exhibits A-4 through A-9 aggregate less than 2% of Nicor Inc. consolidated assets or consolidated revenue.